ENDAVA ANNOUNCES NEW MEMBER OF BOARD OF DIRECTORS & MANAGEMENT UPDATES London, UK (May 2, 2023) – Endava plc (NYSE: DAVA), a leading next-generation technology service provider, announced today the appointment of Patrick Butcher to its Board of Directors. Mr. Butcher most recently served as Group Chief Financial Officer of the Headlam Group plc from April 2022 until March 2023. From January 2019 to November 2020, he served as Group Chief Financial Officer at Capita plc. Prior to that, Mr. Butcher served as Chief Financial Officer at various companies including The Go-Ahead Group plc, Network Rail Limited, English and Scottish Railway and Mapeley Limited. Mr. Butcher received his B. Compt. (Hons) in Accounting and Finance from the University of South Africa and is a qualified Chartered Accountant (South Africa). “I am pleased to announce Mr. Butcher’s nomination to Endava’s Board of Directors. He is a seasoned CFO and we believe his deep experience in financial and operational leadership will be critical as Endava continues to expand globally,” said Trevor Smith, Chairman of the Board of Endava. “I am thrilled to be joining the board of Endava. Endava is a leader in providing next-generation technology services to customers in multiple industries globally. The leadership team at Endava has built a strong business and I look forward to helping shape the strategy as the company continues with its ambitious expansion goals,” said Mr. Butcher. Endava also announced today a number of changes to the executive team, effective 1st July 2023, designed to help position the Company to achieve its projected growth out to 2030. Rob Machin, our Chief Operating Officer, is transitioning off the executive team to focus on our internal Business Transformation programme, designed to enable Endava to scale through 2030. Over the past few years Endava has been shifting to an industry vertical go to market, which is a significant point of differentiation in client engagements. To further accelerate this shift, Julian Bull will be taking over as Chief Operating Officer, responsible for both Sales and Client Delivery to our industry verticals. In addition, Matt Cloke has been promoted to the position of Chief Technology Officer, and both he and David Churchill, our Chief People Officer, who previously reported to Rob Machin, will be joining Endava’s executive team, reporting directly to the Chief Executive Officer.

ABOUT ENDAVA PLC: Endava is reimagining the relationship between people and technology. By leveraging next- generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of December 31, 2022, 12,183 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia, Uruguay and Vietnam. Forward-Looking Statements This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s Board and management transitions and its ability to realize the benefits thereof; and Endava’s expectations of growth. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: the impact that Endava’s management changes will have on the business and its growth; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava’s ability to maintain favorable pricing and utilization rates; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; impact of general economic conditions on Endava’s business, results of operations and financial condition, including increased inflation; and other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report filed with the SEC on October 31, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward- looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.